UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE TO

(Rule 14-d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

____________________________

Adams Natural Resources Fund, Inc.

(Name of Subject Company (Issuer))

Ancora Advisors, LLC

Bulldog Investors, LLC

(d/b/a The Bulldog-Ancora Group)

(Names of Filing Person (Offerer))

Common Stock, $0.001 par value

(Title of Class of Securities)

00548F105

(CUSIP Number of Class of Securities)

Phillip Goldstein

Bulldog Investors, LLC

Park 80 West—Plaza Two

250 Pehle Avenue, Suite 708

Saddle Brook, NJ 07663

Telephone: (201) 556-0092

(Name, Address and Telephone Number of a Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Fredrick DiSanto

Ancora Advisors, LLC

6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124

(216) 825-4000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$70,000,000.00	$9,086.00

*	This amount represents the maximum amount of the offer.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, by multiplying the transaction value by .0001298.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,086.00

Form or Registration No.: SC TO-T

Filing Party:	Ancora Advisors, LLC

Bulldog Investors, LLC

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[  ] issuer tender offer subject to Rule 13e-4

[  ] going-private transaction subject to Rule 13e-3

[  ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

SCHEDULE TO

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on May 15, 2020 by The Bulldog-Ancora Group (the “Group”) as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on June 4, 2020 (as amended, the “Schedule TO”). The Schedule TO relates to the Group’s offer to purchase up to $70,000,000 of the outstanding shares of common stock, $0.001 par value (the “Shares”), of Adams Natural Resources Fund, Inc., a Maryland corporation (“PEO”), for cash at a price per Share not less than 83% of net asset value (“NAV”) per Share and not more than 88% of NAV per Share, based on the NAV per Share at the close of the regular trading session of the New York Stock Exchange (the “NYSE”), on the Expiration Date (the “Pricing Date”), less any applicable withholding taxes and any brokerage fees that may apply, and without interest thereon (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer”) attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

Based on information provided by Computershare Inc., the depositary for the Tender Offer, a total of 1,433,947 shares of PEO’s common stock were properly tendered and not properly withdrawn at or below a purchase price of 88% of NAV at the close of the regular trading session of the New York Stock Exchange on June 12, 2020. This Amendment No. 2 amends the Schedule TO: (1) to set a fixed price equal to 88% of NAV per Share at the close of the regular trading session of the New York Stock Exchange on June 26, 2020; (2) remove the $50 processing fee; and (3) extends the Offer and withdrawal rights to expire at Midnight (one minute after 11:59 p.m.), New York City Time, on June 26, 2020, unless the Offer is extended.

All information set forth in the Offer to Purchase, the Letter of Transmittal and other exhibits to the Schedule TO, as amended and restated in this Amendment No. 2, is hereby expressly incorporated in this Amendment No. 2 by reference with respect to the Introduction, Items 1-9 and Item 11 of this Schedule TO.

Item 10.	FINANCIAL STATEMENTS.

Not Applicable.

Item 12.	MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(A)	Offer to Purchase, as Amended and Restated June 15, 2020

(a)(1)(B)	Letter of Transmittal (Amended and Restated June 15, 2020).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Amended and Restated June 15, 2020).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (Amended and Restated June 15, 2020).

(a)(1)(H)	Press Release Issued by the Group, dated June 15, 2020, Announcing the Amendment of the Offer to Set a Fixed Price.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 15, 2020
THE BULLDOG-ANCORA GROUP

By: BULLDOG INVESTORS, LLC Title: Group Member

By: /s/ Phillip Goldstein

Name: Phillip Goldstein
Title: Member and Manager

BY: ANCORA INVESTORS, LLC
Title: Group Member

By: /s/ Fredrick DiSanto

Name: Fredrick DiSanto
Title: Chairman and CEO

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, as Amended and Restated June 15, 2020.***
(a)(1)(B)	Letter of Transmittal (Amended and Restated June 15, 2020).***
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Amended and Restated June 15, 2020).***
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (Amended and Restated June 15, 2020).***
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(F)	Press Release Issued by the Group, dated May 15, 2020, Announcing the Commencement of the Offer.*
(a)(1)(G)	Press Release Issued by the Group dated June 4, 2020, Announcing an Extension of the Offer.**
(a)(1)(H)	Press Release Issued by the Group, dated June 15, 2020, Announcing the Amendment of the Offer to Set a Fixed Price.***

*	Previously filed with the Schedule TO on May 15, 2020.
**	Previously filed with Amendment No. 1 to the Schedule TO on June 4, 2020.
***	Filed herewith.